UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Spotify Technology S.A.

File No. 333-223300 – CF#35867

     Spotify Technology S.A. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on February 28, 2018, as amended.

     Based on representations by Spotify Technology S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through March 6, 2023
Exhibit 10.26	through March 6, 2023
Exhibit 10.27	through March 6, 2023

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary